Footnotes

1. Each outside director is entitled to $140,000 of stock as part or his or her annual retainer.

2. The reporting person is a member of a Section 13(g) group that owns more than 10% of the issuers outstanding common stock.

3. The reporting person is a member of Walton Enterprises, Limited Liability Company ("LLC"), the LLC that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities held by the LLC except to the extent of his pecuniary interests therein.